UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SQZ BIOTECHNOLOGIES COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

78472W 10 4

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78472W 10 4

1.	Name of Reporting Persons Nanodimension II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,483,970
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,483,970
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,970
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[1]
12.	Type of Reporting Person (See Instructions) PN
[1]

This percentage is calculated based upon 24,716,974 shares of the Issuer’s common stock outstanding as of December 4, 2020, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on December 10, 2020.

CUSIP No. 78472W 10 4

1.	Name of Reporting Persons Nanodimension II Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,483,970[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,483,970[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,970[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of shares held by Nanodimension II, L.P.
[2]

This percentage is calculated based upon 24,716,974 shares of the Issuer’s common stock outstanding as of December 4, 2020, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on December 10, 2020.

CUSIP No. 78472W 10 4

1.	Name of Reporting Persons Jonathan Nicholson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands and United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,483,970[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,483,970[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,970[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[2]
12.	Type of Reporting Person (See Instructions) IN

1	Consists of shares held by Nanodimension II, L.P..
[2]

This percentage is calculated based upon 24,716,974 shares of the Issuer’s common stock outstanding as of December 4, 2020, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on December 10, 2020.

CUSIP No. 78472W 10 4

1.	Name of Reporting Persons Richard Coles
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands and United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,483,970[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,483,970[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,970[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of shares held by Nanodimension II, L.P.
[2]

This percentage is calculated based upon 24,716,974 shares of the Issuer’s common stock outstanding as of December 4, 2020, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on December 10, 2020.

Item 1.

(a)	Name of Issuer

SQZ Biotechnologies Company

(b)	Address of Issuer’s Principal Executive Offices

200 Arsenal Yards Blvd, Suite 210

Watertown, MA 02472

Item 2.

(a)	Name of Person Filing

Nanodimension II, L.P.

Nanodimension II Management Limited

Jonathan Nicholson

Richard Coles

(b)	Address of Principal Business Office or, if none, Residence

c/o Nanodimension II Management Limited

Governor’s Square, Unit 3-213-6

23 Lime Tree Bay Ave

Grand Cayman, Cayman Islands KY1-1302

(c)	Citizenship

Nanodimension II, L.P. is a Cayman Islands partnership

Nanodimension II Management Limited is a Cayman Islands corporation

Jonathan Nicholson is a citizen of the Cayman Islands and United Kingdom

Richard Coles is aa citizen of the Cayman Islands and United Kingdom

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

78472W 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of Class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 6 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 6 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Nanodimension II, L.P.

By: Nanodimension Management Limited
Its: General Partner

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

Nanodimension II Management Limited

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

/s/ Jonathan Nicholson
Jonathan Nicholson

/s/ Richard Coles
Richard Coles

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of SQZ Biotechnologies Company is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

Nanodimension II, L.P.

By: Nanodimension Management Limited
Its: General Partner

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

Nanodimension II Management Limited

By:	/s/ Jonathan Nicholson
Name: Jonathan Nicholson
Title: Director

/s/ Jonathan Nicholson
Jonathan Nicholson

/s/ Richard Coles
Richard Coles